Exhibit 99.52

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                         Name and Address of Company

Franco-Nevada Corporation (the “Company”)

Exchange Tower, 130 King Street West

Suite 740, P.O. Box 467

Toronto, Ontario

M5X 1E4

Item 2:                                         Date of Material Change

March 14, 2011

Item 3:                                         News Release

A news release was disseminated on March 14, 2011 before markets opened and a copy was subsequently filed on SEDAR.

Item 4:                                         Summary of Material Change

On March 14, 2011, the Company announced the completion of the plan of arrangement (the “Arrangement”) between the Company and Gold Wheaton Gold Corp.  (“Gold Wheaton”) pursuant to which the Company had acquired all of the outstanding common shares of Gold Wheaton that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company to form Franco-Nevada GLW Holdings Corp.  (“FN GLW”).

Item 5:                                         Full Description of Material Change

5.1                                             Full Description of Material Change

Before markets opened on March 14, 2011, the Company announced the completion of the plan of arrangement between the Company and Gold Wheaton pursuant to which the Company had acquired all of the outstanding common shares of Gold Wheaton that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company to form FN GLW.

In accordance with the Arrangement and as result of the exercise of most of the 2011 Gold Wheaton warrants before their expiry deadline of March 7, 2011, Gold Wheaton shareholders (including holders of 2011 warrants who exercised their 2011 warrants prior to the expiry deadline) will receive in the aggregate cash consideration of approximately C$259 million and approximately 11.65 million common shares of the Company.  In accordance with the maximum cash and share caps and pro-rationing mechanism under the Arrangement and as a result of Gold Wheaton shareholder elections, Gold Wheaton shareholders who elected or were deemed to have elected all cash will receive C$5.20 in cash for each Gold Wheaton common share.  Gold Wheaton shareholders who elected all shares will receive approximately 0.1262 of a common share of the Company and approximately C$0.99, for each Gold Wheaton common share.

Three series of Gold Wheaton warrants remain outstanding with expiry dates of July 8, 2013 , May 26, 2014 and November 26, 2014.  Any of these warrants that were outstanding as of 12:01 a.m.  (Vancouver time) on March 14, 2011 are now warrants of FN GLW that upon exercise will each entitle the holder thereof, at its election, to receive either 0.1556  of a common share of the Company or C$5.20 in cash.  FN GLW warrants that are due to expire on July 8, 2013, which were listed on the TSX under the symbol GLW.WT, will continue to be listed on the TSX under the symbol FNV.WT.B.

5.2                                            Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                         Reliance on subsection 7.1(2)  or (3) of National Instrument 51-102

Not applicable.

Item 7:                                         Omitted Information

Not applicable.

Item 8:                                         Executive Officer

Jacqueline Jones

Chief Legal Officer & Corporate Secretary

416-306-6300

jones@franco-nevada.com

Item 9:                                         Date of Report

March 18, 2011

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this material change report constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “plans”, “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, potential future transactions affecting the common shares of the Company which may result in the adjustment of the FN GLW warrants under the terms of their warrant indentures. The forward-looking statements contained in this press release are based upon assumptions management of the Company believes to be reasonable, including, without limitation, current expectations relating to the common shares of the Company. Readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions relating to the Company’s business, please also refer to the “Risk Factors” section of the Company’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as the Company’s annual and interim MD&As. The forward-looking statements herein are made as of the date of this material change report only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.